Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

July 11, 2013

Via EDGAR and United Parcel Service

Ryan Rohn
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	XcelMobility, Inc.
Current Report on Form 8-K
Filed June 21, 2013
File No. 000-54333

Dear Mr. Rohn:

     On behalf of XcelMobility, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated June 28, 2013 relating to the Company’s Current Report on Form 8-K filed on June 21, 2013. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Current Report on Form 8-K (the “Amended Report”) indicating the changes made thereon from the initial Current Report on Form 8-K filed with the Commission.

     The responses below have been numbered to correspond with the comments in your June 28, 2013 letter.

1.

Your disclosures indicate that you received notices on May 29, 2013 and April 2, 2013, from your predecessor and current auditors, respectively. Please note that the Form 8-K is required to be filed within four business days after occurrence of the event. See paragraph B.1. of the General Instructions to Form 8-K.

Company Response 1:

The Company respectfully informs the Staff that it was the Company’s intention to amend its filings to correct the deficiencies promptly upon its receipt of these two notices. However, there were delays in evaluating the correct approach to remedy these deficiencies. We have revised the cover page of the Amended Report to refer to April 2, 2013 as the date of the earliest reportable event.

2.

Your disclosure indicates that “action should be taken to prevent future reliance” on prior financial statements. Please note that the disclosure in your Form 8-K must specifically state which financial statements should “no longer be relied upon.” See Item 4.02(b)(2) of Form 8-K. Please amend your filing accordingly.

Securities and Exchange Commission
Division of Corporate Finance
July 11, 2013
Page 2

Company Response 2:

The Company respectfully informs the Staff that the relevant language has been added in the Amended Report.

3.

Please amend your filing to identify the specific financial statements that should no longer be relied upon. In this regard, you should also disclose each of the interim periods that should no longer be relied upon. See Item 4.02(b)(2) of Form 8-K.

Company Response 3:

The Company respectfully informs the Staff that it has revised the Amended Report to refer to the interim periods which should no longer be relied upon.

4.

We note your disclosure that on May 29, 2013, EFP conveyed to you discrepancies and/or issues relating to the Company’s financial records. Please explain to us the nature of these discrepancies and issues. In your response, please provide us with a copy of the letter that was provided to the Commission by EFP.

Company Response 4:

A copy of the letter that was sent by EFP to the Company on May 29, 2013 is enclosed with this response letter. The letter stated that EFP’s 2011 audit report was included in the 2012 Annual Report without the consent of EFP, and that the audit report included with the 2011 Financials was dated March 30, 2013 instead of March 30, 2012.

Securities and Exchange Commission
Division of Corporate Finance
July 11, 2013
Page 3

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated June 28, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,
/s/ Mark C. Lee
Mark C. Lee
Shareholder

Encl.

Securities and Exchange Commission
Division of Corporate Finance
July 11, 2013
Page 4

ACKNOWLEDGEMENT

In connection with XcelMobility, Inc.’s (the “Company”) letter dated July 11, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

XCELMOBILITY, INC.

/s/ Renyan Ge
Renyan Ge, Chief Executive Officer